                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                 Amendment # 19

                         Mercantile Bancorporation Inc.
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                                (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   587342106
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                                 CUSIP Number

      Check the following box if a fee is
      being paid with this statement.                           / /

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CUSIP NO.   587342106
          -------------------

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1)  Names of Reporting Persons                 Mercantile Bancorporation Inc.
    S.S. or I.R.S. Identifica-
    tion Nos. of above Persons                           43-0951744
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                                                            (a)
2)  Check the appropriate Box if a member of a group
                                                            (b)
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3)  SEC Use Only

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4)  Citizenship or Place of Organization                            Missouri

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                  (5) Sole Voting Power                            7,719,723

 Number Of        -------------------------------------------------------------
  Shares
Beneficially      (6) Shared Voting Power                            174,912
 Owned by
   Each           -------------------------------------------------------------
 Reporting
  Person          (7) Sole Dispositive Power                       6,679,931
   With
   Each           -------------------------------------------------------------

                  (8) Shared Dispositive Power                     2,144,231

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9)  Aggregate Amount Beneficially Owned by Each Reporting Person   9,079,838

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10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares

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11) Percent of Class Represented by Amount in Row 9                      7.0%

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12) Type of Reporting Person                                            H.C.

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Item 1(a)   Name of Issuer:

                  Mercantile Bancorporation Inc.


Item 1(b)   Address of Issuer's Principal Executive Offices:

                  #1 Mercantile Center
                  St. Louis, Missouri 63101

Item 2(a)   Name of Person Filing:

                  This filing is made by Mercantile Bancorporation Inc., ("MBI"), as a Parent Holding Company pursuant to section 240.13d-1(b)(ii)(G) on behalf of its subsidiaries identified in "Exhibit A" hereto.

Item 2(b)   Address of Principal Business Offices or, if none, Residence:

                  #1 Mercantile Center
                  St. Louis, Missouri 63101

Item 2(c)   Citizenship

                  MBI is a corporation organized and existing under the laws of the State of Missouri, with its principal location in the State of Missouri.

Item 2(d)   Title of Class of Securities:

                  Common Stock

Item 2(e)   CUSIP Number:

                  587342106

Item 3.     If this Statement is filed pursuant to Rules 13d-1(b) or
             13d-2(b), check whether the person filing is a:

             (a) { }  Broker or Dealer registered under Section 15 of the Act
             (b) { }  Bank as defined in section 3(a)(6) of the Act
             (c) { }  Insurance Company as defined in section 3(a) (19)
                        of the Act
             (d) { }  Investment Company registered under section 8 of
                        the Investment Company Act
             (e) { }  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
             (f) { }  Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee
                        Retirement Income Security Act of 1974 or
                        Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
             (g) {x}  Parent Holding Company, in accordance with
                        Sec. 240.13d-1(b)(ii)(G)
             (h) { }  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership.

        (a) Amount Beneficially Owned:

                                             9,079,838

        (b) Percent of Class:

                                                  7.0%

        (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote                          7,719,723
         (ii)  shared power to vote or to direct the vote                          174,912
        (iii)  sole power to dispose or to direct the disposition of             6,679,931
         (iv)  shared power to dispose or to direct the
                disposition of                                                   2,144,231

Item 5.     Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
             Person.

        Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which
             Acquired the Security Being Reported on By the Parent Holding Company.

        See Exhibit A

Item 8.     Identification and Classification of Members of the Group.

        Not Applicable

Item 9.     Notice of Dissolution of Group.

        Not Applicable

Item 10.    Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



Dated:
----------------------------------------


Mercantile Bancorporation Inc.



By:
----------------------------------------
Janie Greenwood Harris, Senior Attorney

                                    EXHIBIT A




Item 7.     Identification of Relevant Subsidiaries


    Name                                              Item 3 Classification
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      Mercantile Bank N.A.                                  Bank

      Mercantile Trust Company N.A.                         Trust Company

      Mercantile Bank of Western Missouri                   Bank

      Mercantile Bank of Kansas City                        Bank

      Mercantile Bank of South Central Missouri             Bank

      Mercantile Bank of South East Missouri                Bank

      Mercantile Bank of St. Joseph                         Bank

      Mercantile Bank of Southern Illinois                  Bank

      Mercantile Bank                                       Bank

      Mercantile Bank of Topeka                             Bank

      Mercantile Bank of Northern Illinois                  Bank

      Mercantile Bank of Western Iowa                       Bank

      Mercantile Bank of Eastern Iowa                       Bank

      Mississippi Valley Advisors Inc.                      Investment Adviser